Exhibit F

[Letterhead of Arnold & Porter LLP]

April 2, 2007

Ministry of Economy and Finance

Republic of Panama

P.O. Box 2694, Zona 3

Panama, Republic of Panama

Ladies and Gentlemen:

We have acted as special United States counsel for the Republic of Panama (“Panama”) in connection with (i) the offer and sale by Panama of its U.S.$450,000,000 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (the “Global Bonds”) and (ii) the transactions contemplated by the Terms Agreement (the “Terms Agreement”) dated March 22, 2007, between Panama and Morgan Stanley & Co. Incorporated. We are familiar with the form of the Fiscal Agency Agreement, as amended by Amendment No. 1 thereto, dated as of September 4, 2003, including the forms of Bond attached to such agreement (the “Fiscal Agency Agreement”), the Underwriting Agreement that forms a part of the Terms Agreement, the Terms Agreement and Panama’s Registration Statement on Schedule B (Registration No. 333-135234). We have also reviewed Panama’s Annual Report on Form 18-K, as amended, for the fiscal year ended December 31, 2005 (the “Annual Report”) filed with the Commission under the Securities Exchange Act of 1934, as amended. The Terms Agreement and the Fiscal Agency Agreement are collectively defined herein as the “Agreements.” Capitalized terms used herein without definition shall have the respective meanings set forth in the Terms Agreement.

In rendering the opinion expressed below, we have examined such certificates of public officials, government documents and records and other certificates and instruments furnished to us, and have made such other investigations, as we have deemed necessary in connection with the opinion set forth herein. Furthermore, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authority of Panama to enter into the Agreements and cause the issuance of the Global Bonds, and the conformity to authentic originals of all documents submitted to us as copies. As to any document originally prepared in any language other than English and submitted to us in translation, we have assumed the accuracy of the English translation.

This opinion is limited to the federal laws of the United States and the laws of the State of New York, and we do not express any opinion herein concerning the laws of any other jurisdiction. Insofar as the opinion set forth herein relates to matters of the laws of Panama, we have relied upon the opinion of Licenciado Oscar Ceville, Procurador de la Administración of Panama, a copy of which is being filed as an exhibit to the Annual Report, and our opinion herein is subject to any and all exceptions and reservations set forth therein.

Based upon and subject to the foregoing and assuming the due authorization of the Global Bonds by Panama, we are of the opinion that when the Global Bonds have been duly authorized, issued, and executed by Panama and authenticated, delivered, and paid for as contemplated by the Agreements, the Basic Prospectus and any amendment and supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Panama under the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Annual Report of Panama on Form 18-K for the fiscal year ended December 31, 2005 and to the reference to this firm under the heading “Validity of the Securities” in the Registration Statement. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Arnold & Porter LLP